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                                                                    EXHIBIT 12.1


               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES




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                                                   AT OR FOR THE
                                                     YEAR ENDED
                                                    DECEMBER 31,
                                 ----------------------------------------------

                                  1997       1996       1995      1994     1993
                                  ----       ----       ----      ----     ----
                                            (DOLLARS IN THOUSANDS)
INCLUDING INTEREST ON DEPOSITS:

Earnings:
 Earnings before income taxes..  11,028      8,839     6,240     4,072     1,828
 Fixed charges from below .....  15,969     15,850    14,729    10,965    11,852
 Earnings......................  26,997     24,689    20,969    15,037    13,680


Fixed Charges:
 Interest expense..............  15,922     15,805    14,686    10,924    11,813
 Rent Expense..................      47         45        43        41        39

Ratio of Earnings to Fixed
 Charges.......................    1.69       1.56      1.42       1.37     1.15


EXCLUDING INTEREST ON DEPOSITS:

Earnings:
 Earnings before income taxes..  11,028      8,839     6,240      4,072    1,828
 Fixed charges from below......   1,613        940       727        341      254
 Earnings......................  12,641      9,779     6,967      4,413    2,082


Fixed Charges:
 Interest expense, excluding
  interest on deposits.........   1,566        895       684        300      215
 Rent Expense..................      47         45        43         41       39

Ratio of Earnings to Fixed
  Charges......................    7.84      10.40      9.58      12.94     8.20

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